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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. 1)




                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
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                                (Name of Issuer)

                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
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                      (Name of Person(s) Filing Statement)

                 MEMBERSHIP COMMON STOCK AND STORE COMMON STOCK
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                         (Title of Class of Securities)

                                       N/A
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                      (CUSIP Number of Class of Securities)

THOMAS D. HENRION                       COPY TO: JAMES A. GIESEL
KFC NATIONAL PURCHASING COOPERATIVE, INC.        BROWN, TODD & HEYBURN PLLC
950 BRECKENRIDGE LANE                            400 WEST MARKET ST., 32ND FLOOR
LOUISVILLE, KY 40232                             LOUISVILLE, KY 40202
(502) 896-5900                                   (502) 589-5400
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)



                                JANUARY __, 1999
       (commencement expected upon distribution of Issuer's proxy materials pursuant to Schedule 14A initially filed November 17, 1998)


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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
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       Transaction Valuation                            Amount of Filing Fee
  $4,236,000 (VALUE OF NET ASSETS TO                             $0
        BE SPUN-OFF THROUGH
            TENDER OFFER)
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[X]      Check box if any part of the fee is offset as provided by rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $847.20
                         -----------

Filing party: KFC NATIONAL PURCHASING COOPERATIVE, INC.
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Form or registration no.:  SCHEDULE 14A
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Date filed:   NOVEMBER 17, 1998
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ITEM 1. SECURITY AND ISSUER

         (a) The name of the issuer is KFC National Purchasing Cooperative, Inc., a Delaware corporation (the "KFC Coop"), which has its principal executive offices at 950 Breckenridge Lane, Louisville, Kentucky 40232.

         (b) The information set forth in "Description of KFC Coop Capital Stock," "Description of Taco Bell Coop Capital Stock" and "The Tender Offer - Terms of the Offer" of the Tender Offer is incorporated herein by reference.

         (c) There is no trading market for these securities. The information set forth in "Market and Price for the KFC Coop and Taco Bell Coop Stock" of the Tender Offer is incorporated herein by reference.

         (d) The KFC Coop is filing this statement.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in "The Tender Offer - Terms of the Offer" of the Tender Offer is incorporated herein by reference.

         (b) None of the consideration exchanged in this tender offer will be borrowed.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         (a) None.

         (b) - (c) The information set forth in "The Corporate Reorganization" of the Tender Offer is incorporated herein by reference.

         (d) The information set forth in "Interests of Certain Persons in the Corporate Reorganization" and "Management of the Cooperatives" of the Tender Offer is incorporated herein by reference.

         (e) The information set forth in "Dividends and Patronage Dividends" of the Tender Offer is incorporated herein by reference.

         (f) - (g) None.

         (h) - (j) The information set forth in "Comparison of Shareholder Rights--Registration of KFC Coop and Taco Bell Coop Stock" of the Tender Offer is incorporated herein by reference.




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ITEM 4. INTEREST IN SECURITIES OF THE ISSUER


         This section discusses all of the stock transactions effected by the KFC Coop during the 40 business days prior to January 4, 1999. All of the redemptions were unsolicited by the KFC Coop. All of these transactions involved Membership Common Stock priced at $10 per share and/or Store Common Stock priced at $400 per share.

         On November 3, 1998, the KFC Coop sold three shares of Store Common Stock. On December 10, 1998, the KFC Coop sold one share of Store Common Stock. On December 11, 1998, the KFC Coop sold eleven shares of Store Common Stock. On December 15, 1998, the KFC Coop sold four shares of Membership Common Stock and twenty-one shares of Store Common Stock. On December 17, 1998, the KFC Coop sold one share of Store Common Stock. On December 21, 1998, the KFC Coop sold one share of Store Common Stock.

         On November 13, 1998, the KFC Coop redeemed one share of Store Common Stock. On November 20, 1998, the KFC Coop redeemed eight shares of Membership Common Stock and fifteen shares of Store Common Stock. On November 25, 1998, the KFC Coop redeemed four shares of Store Common Stock. On December 8, 1998, the KFC Coop redeemed two shares of Membership Common Stock and three shares of Store Common Stock.

         On December 10, 1998, the KFC Coop redeemed 14 shares of Store Common Stock held by Scott's Food Services, Inc., which owns the one outstanding share of Series I Membership Common Stock and has previously appointed Paul Houston as the member of the Board of Directors to represent Series I.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

         None.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         Only KFC Coop employees, officers and directors will make solicitations or recommendations in connection with this tender offer, for which no fees or commissions will be paid. The information set forth in "Fees and Expenses" of the Tender Offer is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION

         (a) Not applicable.

         (b) The information set forth in "Unaudited Pro Forma Financial Statements" of the Tender Offer is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION

         (a) The information set forth in "The Corporate Reorganization" and "Interests of Certain Parties in the Corporate Reorganization" of the Tender Offer is incorporated herein by reference.

         (b) None.

         (c) Not applicable.

         (d) - (e) None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


         (a) - (1) Tender Offer dated January __, 1999.





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         (b) None.


         (c) The Operating Agreement for Unified FoodService Purchasing Cooperative, LLC, Agreement and Plan of Corporate Separation, Asset Contribution and Liability Assumption Agreement, Purchasing Program Management Agreement and selected KFC Coop Bylaw Amendments are set forth in Appendices A - E of the Proxy Statement, as filed in preliminary form with the Commission on January 8, 1999, and are incorporated herein by reference. The initial Bylaws of the Taco Bell Coop, enclosed with this Tender Offer, are incorporated herein by reference.


         (d) - (f) None.


                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 7, 1999


                                    KFC NATIONAL PURCHASING COOPERATIVE, INC.

                                    By: /s/ Thomas D. Henrion
                                        ----------------------------------------
                                        Thomas D. Henrion
                                        President and Chief Executive Officer






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